August 1, 2018

Terry Howlett
President and Chief Executive Officer
Skinvisible, Inc.
6320 South Sandhill Road, Suite 10
Las Vegas, NV 89120

       Re: Skinvisible, Inc.
           Amendment No. 3 to
           Preliminary Proxy Statement on Schedule 14A
           Filed July 25, 2018
           File No. 000-25911

Dear Mr. Howlett:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our July 13,
2018 letter.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed July 25,
2018

Unaudited Pro Form Condensed Combined Financial Statements, page 40

1. We note your response to our prior comment 3 that you have provided more complete financial information for Quoin for the year ended December 31, 2017 and for the quarter ended March 31, 2018. However, it does not appear that you have provided any additional financial information in this amendment. We also reiterate that the financial information included on pages 40-44 is not sufficient to meet the financial statement requirements, whether or not audited. Please provide financial statements in accordance with U.S. generally accepted accounting principles, including notes to the financial
 Terry Howlett
Skinvisible, Inc.
August 1, 2018
Page 2
       statements, for Quoin that meet the requirements of Item 14 of Schedule 14A and Item 17 of Form S-4. In addition to providing those financial statements, and to further help us consider whether or not providing audited financial statements for Quoin in the proxy statement is not practicable, please confirm that, if the merger is consummated, the audited financial statements for Quoin for the fiscal year ended 2017 will be provided in a timely filed Form 8-K.
2. Please revise the consolidated pro forma financial information provided to only include (i)
       a pro forma balance sheet as of the latest date required to be included in the filing, which currently is March 31, 2018 and (ii) statements of operations for the fiscal year ended
       December 31, 2017 and the latest interim period, which currently is the quarter ended
       March 31, 2018. In this regard, delete all other pro forma statements and periods presented. Please also revise this section to disclose how the merger with Quoin is accounted for and how the accounting has been applied in the pro forma financial information including the presentation of an adjustments column with notes that explain any adjustments. Please also tell us what is meant by the statement on page 40 that the unaudited pro forma condensed combined financial data is presented based on
       Skinvisible's historical consolidated financial statements, "after giving effect to the proposed spin-off of all of the business, assets and certain liabilities of Skinvisible."
       Present the impact of the spin-off as an adjustment column with notes explaining the adjustments or explain why such impact is not presented.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.


FirstName LastNameTerry Howlett
                                                             Division of
Corporation Finance
Comapany NameSkinvisible, Inc.
                                                             Office of
Healthcare & Insurance
August 1, 2018 Page 2
cc:       Scott Doney
FirstName LastName